14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

March 9, 2011

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn:	H. Roger Schwall
Sirimal R. Mukerjee
Laura Nicholson

Re:	Gulfport Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 12, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2010
Current Report on Form 8-K
Filed December 7, 2010
File No. 0-19514

Ladies and Gentlemen:

Gulfport Energy Corporation, a Delaware corporation (the “Company”), is in receipt of the letter dated March 4, 2011 (the “Second Comment Letter”) from the Securities and Exchange Commission Staff (the “Staff”) relating to (i) the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) and Current Report on Form 8-K (“Form 8-K” and collectively with the Form 10-K and the Proxy Statement, the “Reviewed Filings”), each filed with the Securities and Exchange Commission (the “Commission”) on the dates referenced above, and (ii) the Staff’s letter dated October 29, 2010 (the “Original Comment Letter”) and the Company’s response to the Original Comment Letter filed by the Company with the Commission on November 15, 2010 (the “Original Response Letter”).

As requested by the Staff in the Second Comment Letter, where appropriate, the Company has herein (i) provided the Staff with additional information relating to the disclosures in the Reviewed Filings and the proposed disclosure for inclusion in its future filings with the Commission and (ii) clarified its responses contained in the Original Response Letter or specified why certain requested disclosure does not apply to the Company. The Company respectfully requests that, where applicable, it be permitted to include the additional disclosure

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March 9, 2011

specified below in the Company’s future filings with the Commission, including its Form 10-K for the fiscal year ended December 31, 2010. For your convenience, each response is preceded by the Staff’s comment contained in the Second Comment Letter to which the response relates.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009

Description of Business, page 2

Operational Hazards and Insurance, page 13

1.	We note your response to comment 3 in our letter dated October 29, 2010, and reissue such comment. In this regard, while we note your response that your operations are “substantially and materially different” from deepwater operations, we understand that there are nonetheless operating risks associated with your drilling operations, including, without limitation, spills resulting from the transportation or storage of your production (e.g., pipe failure or corrosion). We also note your response that you are prepared to provide the Staff with your insurance coverage on a supplemental basis. Please provide such information to us on a supplemental basis. In addition, we note your response that you do not believe that it is either necessary or appropriate to include limits related to your insurance coverage in your public filings. Please tell us why you do not believe it is necessary or appropriate to include such limits in your annual report on Form 10-K.

Response: In response to the Staff’s comment, the Company has prepared the following disclosure for inclusion under the heading “Business—Operational Hazards and Insurance” in its Annual Report on Form 10-K for the year ended December 31, 2010. The proposed disclosure addresses the information requested in the Staff’s comment 3 in the Original Comment Letter. Accordingly, there is no longer a need to provide the insurance coverages to the Staff on a supplemental basis. Comparable disclosure, revised as appropriate, will be included in future Form 10-K filings with the Commission.

The oil business involves a variety of operating risks, including the risk of fire, explosions, blow outs, pipe failures and, in some cases, abnormally high pressure formations which could lead to environmental hazards such as oil spills, natural gas leaks and the discharge of toxic gases. If any of these should occur, we could incur legal defense costs and could be required to pay amounts due to injury, loss of life, damage or destruction to property, natural resources and equipment, pollution or environmental damage, regulatory investigation and penalties and suspension of operations.

In accordance with what we believe to be industry practice, we maintain insurance against some, but not all, of the operating risks to which our business is exposed. We insure some, but not all, of our properties for operational and hurricane related events. We currently have insurance policies that include coverage for general liability, physical damage to our

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March 9, 2011

oil and gas properties, operational control of certain wells, oil pollution, third party liability, workers compensation and employers’ liability and other coverage. Our insurance coverage includes deductibles that must be met prior to recovery. Additionally, our insurance is subject to exclusion and limitations, and there is no assurance that such coverage will fully or adequately protect us against liability from all potential consequences, damages and losses. Any of these events could cause a significant disruption to our business. For example, we experienced production interruptions in 2005 and 2006 from Hurricanes Katrina and Rita and, in 2008, from Hurricanes Gustav and Ike. A loss not fully covered by insurance could have a material adverse affect on our financial position, results of operation and cash flows.

Currently, we have general liability insurance coverage with an annual aggregate limit of up to $21.0 million which includes coverage for pollution. For our offshore West Cote Blanch Bay properties, we also have a $25.0 million property physical damage policy which insures against most operational perils, provided, however, that this policy is limited to $10.0 million for damages arising as a result of a named windstorm. In the event of a loss of under this policy, we have up to $6.6 million of business interruption coverage available after a 90 day waiting period. All of our insurance coverage includes deductibles that must be met prior to recovery. Additionally, our insurance is subject to exclusions and limitations. We reevaluate the purchase of insurance, policy terms and limits annually each May. Future insurance coverage for our industry could increase in cost and may include higher deductibles or retentions. In addition, some forms of insurance may become unavailable in the future or unavailable on terms that we believe are economically acceptable. No assurance can be given that we will be able to maintain insurance in the future at rates that we consider reasonable and we may elect to maintain minimal or no insurance coverage. We may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial position. The occurrence of a significant event, not fully insured against, could have a material adverse effect on our financial condition and results of operations.

At the depths and in the areas in which we operate, and in light of the vertical and directional drilling that we undertake, we typically do not encounter high pressures or extreme drilling conditions. Accordingly, we typically do not carry a control of well policy, although we currently have such coverage in place for two specific wells we are drilling this year. We also require all of our third party vendors to sign master service agreements in which they agree to indemnify us for injuries and deaths of the service provider’s employees as well as contractors and subcontractors hired by the service provider.

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March 9, 2011

2.	We note your response to comment 4 in our letter dated October 29, 2010. Please tell us why you do not believe additional disclosure is necessary at this time regarding your remediation plans to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations. In addition, please quantify the physical and financial resources that you have allocated to your spill response plans. With respect to the national emergency response company that you have on retainer, please quantify the physical resources that such company would have available to respond to a spill. Such disclosure should also address the ability of such company to respond to multiple spills.

Response: In response to the Staff’s comment, the Company has prepared the following disclosure for inclusion under the heading “Business—Operational Hazards and Insurance” in its Annual Report on Form 10-K for the year ended December 31, 2010. The proposed disclosure addresses the information requested in the Staff’s comment 4 in the Original Comment Letter. Comparable disclosure, revised as appropriate, will be included in future Form 10-K filings with the Commission.

We have prepared and have in place spill prevention control and countermeasure plans for each of our principal facilities at WCBB in response to federal and state requirements. The plans are reviewed annually and updated as necessary. As required by applicable regulations, our facilities are built with oil containment features and we own certain oil containment equipment, such as oil boom to surround drill sites and production facilities if needed. In addition, we have a national emergency response company on retainer. This company specializes in the clean up of hydrocarbon as a result of spills, blow-outs and natural disasters. This emergency response company has been involved in the clean up efforts of some of the largest oil spills along the Gulf Coast and is on call to us 24 hours a day when its services are needed. It reports that it currently owns over 164 response vehicles, 65 response vessels, 116 response trailers equipped with decontainment supplies, personal protective equipment and other equipment used in responding to oil spills, two storage barge sets, allowing for storage of up to 248 barrels of recovered oil each, and over 20 roll-off boxes and vacuum boxes. We pay this company a retainer plus additional amounts when it provides us with cleanup services. Our aggregate payments for the retainer and cleanup services during 2009 and 2010 were approximately $139,000. While this company has been able to meet our service needs when required from time to time in the past, it is possible that is ability to provide services to us in the future, if and when needed, could be hindered or delayed in the event of a widespread disaster. However, in light of the depths and the areas in which we operate, and the

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necessity for gas lift to produce our WCBB wells due to low reservoir pressure at our WCBB field, we believe other companies would be available to us in the event our primary remediation company was unable to perform.

Properties, page 25

Proved Undeveloped Reserves (PUDS), page 28

3.	We note your response to comment 8 in our letter dated October 29, 2010, and reissue such comment. We do not concur with your assertion that 7.5% of your proved reserves does not constitute a material amount of proved undeveloped reserves for the purposes of Item 1203(d) of Regulation S-K. Please revise your disclosure to provide the information required by Item 1203(d) of Regulation S-K. In your response, please also (i) address whether and, if so, how such reasons may affect future development periods with respect to your remaining proved undeveloped reserves and (ii) update the status of your 2011 drilling activities referenced in your response.

Response: The Company respectfully notes the Staff’s comment and, in response, has prepared the disclosure set forth below for inclusion in its Form-K for 2010. All proved undeveloped reserves that remained undeveloped beyond such five-year period have been eliminated from the Company’s estimated reserves as of December 31, 2010, except for PUD reserves attributable to four WCBB locations scheduled for drilling in 2011. One of these locations has already been drilled during 2011 and the other three are scheduled to be drilled during the summer of 2011. In the aggregate, these four locations represent only 2.5%, and the three remaining locations represent only 1.9%, of the Company’s total reserves at December 31, 2010. In connection with the foregoing, the Company will include the following disclosure under the heading “Properties—Proved Oil and Natural Gas Reserves—Proved Undeveloped Reserves (PUDs)” in its Annual Report on Form 10-K for the year ended December 31, 2010:

At December 31, 2010, there were proved undeveloped reserves for four WCBB locations that have remained undeveloped for five years or more after their disclosure as proved undeveloped reserves, a decrease from the 11 PUD locations that had remained undeveloped for over five years at December 31, 2009. The reserves attributed to these locations represented approximately 2.5% of our total proved reserves at December 31, 2010 and 7.5% of our total proved reserves at December 31, 2009. We included each of these locations because we believe them to be attractive targets. They were not drilled within five years after their disclosure as proved undeveloped reserves due to the temporary curtailment of our drilling activities in 2008 and 2009 as a result of the sharp decrease in commodity prices. Of the four remaining PUD locations on our books at December 31, 2010, one has already been drilled during 2011 and the other three are currently scheduled to be drilled during the summer of 2011.

United States Securities and Exchange Commission

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Production, Prices, and Production Costs, page 28

4.	We note your response to comment 9 in our letter dated October 29, 2010. Please confirm whether you intend to include the proposed table regarding fields that contain 15% or more of your total proved reserves in addition to (and not in place of) the production, prices and production costs information for the relevant periods by geographic area.

Response: The Company hereby confirms to the Staff that the table provided by the Company for the Staff’s review in response to Comment 9 of the Original Comment Letter will be included, as updated for the relevant disclosure periods, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and future Form 10-K filings in addition to (and not in place of) the production, prices and production costs information for the relevant periods by geographic area.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

5.	We note your response to comment 24 in our letter dated October 29, 2010, and reissue such comment in part. Please revise your disclosure to describe how the compensation committee’s analysis with respect to each material factor resulted in the amount of the discretionary bonus and base salary paid to each named executive officer. Please refer to “Staff Observations in the Review of Executive Compensation Disclosure,” available at: http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Response: The Company notes the Staff’s comment and respectfully reiterates that the Company’s Compensation Committee (the “Compensation Committee”) did not make any specific determinations with respect to the individual material factors in establishing each named executive officer’s discretionary bonus and base salary for 2009 beyond what was already disclosed in the Proxy Statement. To the extent that the Compensation Committee does make specific determinations with respect to each individual material factor for purposes of determining future discretionary bonuses and base salaries of the Company’s named executive officers, the Company will include a detailed description of such analysis and all of the material factors considered by the Compensation Committee in its future proxy statement filings.

Current Report on Form 8-K filed December 7, 2010

Exhibit 99.1

6.	We note your response to comment 18 in our letter dated October 29, 2010, and the revised language in the Netherland Sewell report that makes reference to “petroleum

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engineering and evaluation principles set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.” While we are aware that such resource sets forth petroleum engineering and evaluation methods or standards, we do not believe that such resource sets forth petroleum engineering and evaluation “principles.” Please obtain and file a revised report.

Response: We have attached a draft of the revised Netherland, Sewell & Associates, Inc. (“NSAI”) report we propose to file with the Commission. In addition to incorporating other modifications to address other Staff comments on NSAI’s standard report wording, this revised report specifically addresses this Staff comment on “generally accepted” and evaluation “principles” by replacing the sentence: “The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles.” with the following sentence: “The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards).”

We propose that the revised NSAI report, as well as the revised Pinnacle Energy report discussed in Comments 7 and 8 below, be filed with the Commission on Form 8-K. We believe that the filing of a Form 10-K/A amending the Company’s Form 10-K for the year ended December 31, 2009 at virtually the same time that the Company files its Form 10-K for the year ended December 31, 2010 will be needlessly confusing to the Company’s stockholders, in particular, and to investors, generally.

Exhibit 99.2

7.	We note your response to comment 19 in our letter dated October 29, 2010, and we note that the revised Pinnacle Energy report omits the reference to Exhibit A. However, we note that the revised report refers at page 3 to attachments that contain “[d]etailed reserve definitions.” Please file all attachments to the Pinnacle Energy report.

Response: The revised report to be filed by Pinnacle Energy will exclude references to the attachments and will be complete on its face.

8.

We note the “Disclaimer” provided at the end of the Pinnacle Energy report, including the statement that Pinnacle Energy and certain related parties shall not have any liability to any party receiving the information in the report. Please obtain and file a revised report in an amendment to your annual report on Form 10-K for the fiscal year ended December 31, 2009 that omits such statement. In this regard, we note that Pinnacle Energy has consented to the incorporation by reference in the registration statement on Form S-3 (File No. 333-168180) of its report filed with your annual report on Form 10-K for the fiscal year ended December 31, 2009. Please also tell us why you believe the other language in the disclaimer is both necessary and appropriate, or ensure that the

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revised report does not include such language. For example, and without limitation, your response should address the statement that any party receiving the information “will rely solely upon its own independent examination and assessment of said information.” Please ensure that the revised report also reflects comments 19-22 in our letter dated October 29, 2010.

Response: In response to the Staff’s comment, Pinnacle Energy’s revised report will omit the “Disclaimer” statement that Pinnacle Energy previously included at the end of its report. The Company confirms to the Staff that the Staff’s Comments 19 through 22 contained in the Original Comment Letter will also be reflected in Pinnacle Energy’s report for 2009.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 242-4408.

Sincerely,

/s/ Michael G. Moore
Name:	Michael G. Moore
Title:	Vice President, Chief Financial Officer and Secretary